

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Jeff J. Kaminski
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

     Re: KB Home
             Form 10-K for the fiscal year ended November 30, 2010
             Filed January 31, 2011
             File No. 1-9195

Dear Mr. Kaminski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2010

South Edge, LLC Litigation, page 25

1. With a view towards future disclosure, please tell us what consideration you have given to quantifying an estimate of the "potentially significant amount for accrued and unpaid interest and attorneys' fees in respect of the Loans" and describing the grounds for the "offsets or defenses" that you believe could be available to you.

2. We note your general cautionary language in the final paragraph of this subsection ("While there are defenses to the above legal proceedings . . ."). We further note your specific disclosures about your potential responsibility under the springing repayment guaranty. In view of the specific disclosures, the general cautionary language appears to be inappropriate as it dilutes the impact of your specific disclosures. In future filings, if you retain general cautionary language of this type, please harmonize it with any specific disclosure that you make about the springing repayment guaranty, South Edge, or related matters.

Liquidity and Capital Resources, page 44

3. With a view towards future disclosure, please tell us what consideration you have given to discussing and analyzing the South Edge bankruptcy proceeding and your related potential payment obligation under the South Edge springing repayment guaranty as known demands, commitments, events, or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in a material way. In this regard, we note your disclosure under Item 2.04 of the Form 8-K filed on February 4, 2011. Please refer to Item 303(a) of Regulation S-K.

MD&A - Critical Accounting Policies, page 50
Inventory Impairments and Land Option Contract Abandonments, page 51

4. We remind you that in your letter dated March 20, 2009 related to our review of your Form 10-K for the fiscal year ended November 30, 2008 you agreed to revise future filings to also disclose the number of communities you evaluated for impairment during each period. Please provide these disclosures in all future filings.

Note 14. Commitments and Contingencies, page 80

5. In regard to certain warranties, we note your disclosure that you are continuing to review whether there are any additional homes delivered in Florida or other locations that contain or may contain defective drywall materials manufactured in China and that, depending on the outcome of this review and your actual claims experience, you may incur additional warranty-related costs and increases in your warranty liability in future periods. With a view to enhanced future disclosures, please provide us a more specific and comprehensive explanation of your review process, including the current status and the anticipated timeframe for completion.

6. Based on your specific warranty disclosures related to homes that contain defective drywall materials manufactured in China, please tell us, and disclose in future filings, the number of claims you resolved during FY 2010 and FY 2009 for the payments you made of $25.5 million and $1.3 million. Also, based on your disclosures, please help us better understand and clarify in future filings why, in light of the FY 2010 payments, the number of unresolved claims increased and the remaining liability decreased from November 30, 2009 to November 30, 2010 and why it appears that no additional amounts were accrued during FY 2010. Please provide us a separate roll-forward related to these claims.

Note 15. Legal Matters, page 81

7. We note your disclosures regarding the South Edge, LLC litigation. Given that you provided certain guaranties to the lenders, please help us understand what defenses you

believe may be available to you to prevent or minimize the enforcement of the Springing Repayment Guaranty. Please tell us how much you accrued for this matter at November 30, 2010 and how you assessed the probability of a loss at that date. Please also fully explain to us why, at November 30, 2010, you were unable to reasonably estimate a meaningful range of potential outcomes. In addition, please tell us if and how you have reassessed this matter as a result of the court's action you discussed in your Form 8-K filed on February 4, 2011. In this regard, please provide us an estimate of the accrued and unpaid interest and attorney's fees you may be required to pay and tell us if and when you accrued any amounts related to these fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or, in his absence, Dieter King, Senior Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief